Exhibit 12.1

YUM! Brands Inc.

Ratio of Earnings to Fixed Charges Year to Date Q2, 2009 and Years ended 2008 - 2004

(In millions except ratio amounts)

	24 Weeks	52 Weeks			53 Weeks	52 Weeks
	2009	2008	2007	2006	2005	2004

Earnings:

Pretax income from continuing operations before cumulative effect of accounting changes	649	$1,280	$1,191	$1,108	$1,026	$1,026

Minority interest	—	11	—	—	—	—

50% or less owned Affiliates’ interests, net	(5)	(1)	(7)	(12)	(8)	2

Interest Expense	111	273	217	172	148	145

Interest portion of net rent expense	117	258	243	209	179	164

Earnings available for fixed charges	872	$1,821	$1,644	$1,477	$1,345	$1,337

Fixed Charges:

Interest Expense	111	$273	$217	$174	$148	$146
Interest portion of net rent expense	117	258	243	209	179	164

Total fixed charges	228	$531	$460	$383	$327	$310

Ratio of earnings to fixed charges	3.82	3.43	3.57	3.86	4.11	4.31